Exhibit 99.67

ABAXX TECHNOLOGIES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2023, AND 2022

(EXPRESSED IN CANADIAN DOLLARS)

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Abaxx Technologies Inc. (the "Company" or “Abaxx”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2023. This discussion should be read in conjunction with the unaudited condensed consolidated financial statements for March 31, 2023, together with the notes thereto (the “Financial Statements”). This MD&A is dated as of May 15, 2023, unless otherwise indicated.

Unless otherwise indicated and as hereinafter provided, all financial information contained in this MD&A, the unaudited condensed consolidated financial statements and the Company’s Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted in this MD&A; all monetary amounts are expressed in Canadian dollars, and “we”, “us”, “our”, or the “Company” refer to Abaxx Technologies Inc. and its direct and indirect subsidiaries.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. You should read carefully; the “Cautionary Note Regarding Forward-looking Statements” section in this MD&A and should not place undue reliance on any such forward-looking statements.

Abaxx Technologies Inc. (“Abaxx” or the “Company”) is a company incorporated under the Alberta Business Corporations Act. Its corporate headquarters is located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and the registered office of the Company is 1250, 639 – 5th Avenue S.W., Calgary, AB T2P 0M9. The issued and outstanding common shares are listed and posted for trading on the NEO Exchange Inc. (the “NEO”) under the symbol “ABXX” and the OTCQX Market under the symbol “ABXXF”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities, and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events, plans, strategic initiatives, future liquidity, and planned capital investments.

Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management. Forward-looking statements reflect the Company’s current estimates, beliefs, and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance in 2023 is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive, and other uncertainties, and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs, and assumptions will prove to be correct.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied, or projected in the forward-looking statements. Such risks and uncertainties include:

●	the nature of the business and industries that Company competes in;

●	limited assets, available funds, currency risk, absence of dividends, additional financing requirements and anticipated use of those funds;

●	the operational management of the Company by it’s directors, officers and insiders, reliance on key personnel, and limited management experience, conflict of interests with directors and management;

●	the future growth, results of operations, performance, products, competition, slow acceptance of products, growth, and business prospects and opportunities of Abaxx;

●	the ability of Abaxx to satisfy all conditions precedent and obtain all regulatory approvals

●	whether Abaxx will be able to execute its business strategy successfully such that the future growth, results of operations, performance and business prospects and opportunities of Abaxx, will be as anticipated;

●	Reporting Issuer Risk including Risks related to volatility of share price, and fluctuation of operating results;

●	risks related to regulation by governmental authorities including political & regulatory risks;

●	operations in foreign jurisdictions;

●	protection of Abaxx Tech Software and IP portfolio, cybersecurity threats, hacking, server, system software failures or reliance on technical infrastructure;

●	clearing house and exchange failure or the inadequacies of risk management procedures and facility developments;

●	COVID 19 pandemic;

●	a deterioration occurs in the political or economic situation generally as a result of the Russian invasion of the Ukraine, or an act of war or hostilities, invasion, armed conflict or act of a foreign enemy, revolution, insurrection, insurgency occurs resulting in a material adverse result directly or indirectly effecting the company.

●	the availability of financing opportunities and risks associated with general economic and financial conditions as well as those risks related to political insurrection and war;

●	the speculative and competitive nature of the technology sector;

●	limited operating history and share price fluctuations;

●	use and Storage of Personal Information and Compliance with Privacy Laws permits, contract, licenses political and regulatory risk;

●	technical obsolescence and failure by third party vendors of technologies;

●	tax consequences;

●	environmental regulations and liability;

●	third party risk, erroneous transactions and human error;

●	non-availability of insurance to properly compensate risk;

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

●	loss of key employees, anthropogenic risks, as well as the risk caused by the inability to access and deploy available human resources competitively;

●	risks related to the development of carbon markets in general, including related financial trading instruments that could be susceptible to corruption and other integrity risks;

●	risks of hiring skilled technically proficient staff and their supervision and management;

●	software development risk and risk of technological change

●	acquisition risk;

●	limited market for securities;

●	going concern risk: The risk associated with a substantial doubt about the Company’s ability to continue as a going concern including its inability to meet its obligations as they come due without substantial disposition of assets outside the ordinary course of business, restructuring of debt, additional equity or other funding, externally forced revisions of its operations, within the next 12 months;

●	lawsuits and other legal proceedings, financial and human resource costs and challenges; and

●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Mission and Strategy

Abaxx is a development-stage financial technology company that has created proprietary technological infrastructure for both global commodity exchanges and the digital marketplace. The company’s proprietary technology is aimed at increasing transaction velocity, data security, and facilitating improved risk management for commodity exchanges, including Abaxx’s majority- owned subsidiary, Abaxx Singapore Pte. Ltd. (“AEX”, or “Abaxx Exchange”), which operates a commodity futures exchange that is seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a technology company engaged in development and deployment of trust enabling Internet protocols. The Abaxx corporate mandate includes accelerating commerce and reducing exposure to risk in targeted global industries. Abaxx commenced its business operations in January 2018.

The Company has developed a business strategy comprised of core components: (i) investing in new internet communication protocols and proprietary financial software architecture with a vision for global commodity market trading; and (ii) commercializing the majority-owned commodity futures exchange and clearing house utilizing Abaxx technology, including foundational products in new liquified natural gas (“LNG”) benchmark contracts, a new market structure vision for precious metals and battery metals markets, and new initiatives for enhancing Environmental, Social, and Governance (“ESG”) related markets and data. Consistent with its innovative and fresh approach, Abaxx is listed on the NEO Exchange (NEO:ABXX) as well as the OTCQX (OTCQX:ABXXF), and provides its shareholders with the potential for significant long-term value creation.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

The Company is also developing new proprietary software and middleware as well as adding some third-party vendor technology to its existing suite. This software augments and provides additional functionalities previously unavailable. These additional modifications will be suitable for Abaxx Exchange and Clearing operations, and will provide an excellent opportunity for alpha testing prior to full operational abilities.

The Abaxx vision for Global Commodity Market Trading Infrastructure 3.0, which Abaxx describes as the “Commoditization of Trust®”, is a software architecture which is natively comprised of emerging software technologies which utilize novel machine learning and blockchain-like algorithms including deep learning and natural language processing (“DL/NPL”), self-sovereign digital identity (“ssdID”), encrypted content-addressing distributed file systems, smart contracting languages and protocols, and distributed ledger and decentralized datastore technology (“DLT/DDS”).

As a development stage business, the Company has generated eleven (11) process and software user interface patent applications. The Company has also engineered a foundational internet ssdID and messaging protocol called "ID++", and developed alpha-stage software applications (e.g., Abaxx Console) using the Commoditization of Trust architecture in the fields of:

●	ssdID based verified-credential management, authentication, and identity and access management (IDAM);

●	end-to-end encrypted and compliant financial messaging and video chat, with enhanced deep learning and natural language processing applications;

●	multi-cloud storage of financial data using encrypted content-addressing distributed file systems;

●	ssdID-enabled electronic document and smart contract signing; and

●	digital-contract custody and other financial workflow management applications.

Abaxx intends to commercialize its software technology suite and the Software and IP Portfolio through business to business (“B2B”) strategic partnerships, where emerging technologies can be applied to specific markets heavily reliant on transactional transparency, transaction execution velocity, and compliance with stringent data regulation requirements.

Abaxx Technologies currently holds a gross revenue royalty over AEX in exchange for the licensed use of its proprietary software (including use of its intellectual property and), seeks to expand this software licensing and intellectual property royalty model into other financial service segments. While Abaxx expects to generate revenue from the licensure of its software and royalties via Abaxx Technologies, Abaxx is still in its development stage, and does not currently generate substantial revenue.

Business History

The following is a summary of the general development of the Company’s business over the last three years:

On January 8, 2020, Abaxx was assigned interest in the following United States patent applications pursuant to an assignment agreement dated January 8, 2020: (1) Patent Application No. 16/708,405; (2) Patent Application No. 16/708/398; (3) Patent Application No. 16/708,377; (4) Patent Application No. 16/708,265; (5) Patent Application No. 16/706,457; (6) Patent Application No. 16/706,586; (7) Patent Application No. 16/703,726; (8) Patent Application No. 16/684,522; and (9) Patent Application No. 16/692,211 (collectively, the “Assigned U.S. Patents”).

On August 1, 2020, Abaxx assigned the Assigned U.S. Patents to Abaxx Corp under individual assignment agreements each dated as of August 1, 2020.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

On July 14, 2020, New Millennium Iron Corp. (“New Millennium”) entered into a letter of intent with Abaxx Technologies Inc. whereby New Millennium, 12404206 Canada Inc., and Abaxx would enter into a three-cornered business combination, share exchange, plan of arrangement or such other transaction structure that would result in the acquisition of all the of the issued and outstanding Abaxx common shares, Abaxx warrants and Abaxx options by New Millennium.

On July 24, 2020, Abaxx completed the first tranche of the Pre-Listing Abaxx Financing of 1,039,059 Abaxx Common Shares at a price of $0.99 per Abaxx Common Share for gross proceeds of $1,027,500.

On July 31, 2020, Abaxx completed the second tranche of the Pre-Listing Abaxx Financing of 1,067,476 Abaxx Common Shares at a price of $0.99 per Abaxx Common Share for gross proceeds of $1,055,600.

On September 7, 2020, AEX received approval-in-principle from the Monetary Authority of Singapore (“MAS”) to act as a recognized market operator (“RMO”) for Abaxx Exchange. The outstanding deliverables required by AEX to receive final approval with respect to the RMO for Abaxx Exchange relate to providing MAS evidence of financial resources as well as submission of complete product checklists. AEX expects the outstanding deliverables can be satisfactory and in sync with plans to begin testing of its Abaxx Exchange platform.

On September 11, 2020, Abaxx completed the third and final tranche of the Pre-Listing Abaxx Financing of 3,819,037, Abaxx Common Shares at a price of $0.99 per Abaxx Common Shares for gross proceeds of $3,104,116. In addition, Abaxx issued 242,700 Abaxx Common Shares to certain consultants of Abaxx for services rendered. Each Abaxx Common Share issued to the consultants carried a deemed value of $0.99 per Abaxx Common Share.

On September 14, 2020, Abaxx was assigned interests in the following PCT patent applications pursuant to assignment agreements dated September 14, 2020: (1) International Application No. PCT/US2019/045158; (2) International Application No. PCT/US2019/061863; and (3) International Application No. PCT/US2019/045170 (the “Assigned PCT Patents”).

On September 15, 2020, Abaxx assigned the Assigned PCT Patents to Abaxx Corp under individual assignment agreements each dated as of September 15, 2020.

On September 18, 2020, New Millennium and Abaxx entered into a definitive agreement which superseded the letter of intent. Pursuant to the definitive agreement, New Millennium indirectly acquired all of the issued and outstanding Abaxx Common Shares through a reverse take-over transaction. New Millennium would rename itself to Abaxx on December 14, 2020, pursuant to the reverse take-over.

On December 11, 2020, Abaxx issued 438,927 Abaxx Common Shares to certain consultants and service providers of Abaxx for settlement of an aggregate of $434,055 of indebtedness. Each Abaxx Common Share issued to consultants and service providers carried a deemed value of $0.99 per Abaxx Common Share. In addition, Abaxx issued 151,688 Abaxx Common Shares to consultants for settlement of an aggregate of $150,000 of indebtedness. Each Abaxx Common Share issued as aforementioned above carried a deemed value of $0.99 per Abaxx Common Share.

On December 14, 2020, Abaxx successfully completed its reverse take-over (RTO) transaction with New Millennium.

On December 17, 2020, Abaxx received final approval to be listed on the Aequitas NEO Exchange and subsequently began trading on the NEO on December 18, 2020, under the symbol “ABXX”.

On February 11, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. acquired 673,360 Class C preference shares, representing a 2.68% equity voting stake in AirCarbon Pte. Ltd (“AirCarbon”) for total consideration of USD $500,000 ($635,600). The Company also acquired an option to purchase a minimum of 1,346,720 additional common shares and when added to the initial investment, up to a maximum of 10% of the issued share capital of AirCarbon, for an agreed price of USD $0.742545 per share. The Company exercised this option on July 14, 2021.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

On May 14, 2021, the Company completed a public offering of its shares, raising gross proceeds of $24,725,023 through the issuance of 6,506,585 units at a price of $3.80 per unit. Each unit is comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $5.10 on or before May 14, 2023.

On August 25, 2021, the Company received an approval in principle for its Approved Clearing House business (conducted through Abaxx’s wholly-owned Singaporean subsidiary, Abaxx Clearing Pte Ltd) from the MAS. Abaxx does not view the remaining steps for obtaining a final approval as significant and anticipates completion in the near future in synchronization with the complete launch of its technology suite, and on-boarding of FCM's. This complements the approval in principle already obtained to operate an RMO.

Abaxx is also the owner of the LabMag and KeMag iron ore assets, which were assets owned by New Millenium Iron Corp. and continue to be held by Abaxx subsequent to the reverse take-over of New Millennium Iron Corp. The Company is not undertaking any iron ore development due to the Company’s technology focused plan. Although the Company does not believe that the LabMag and KeMag iron ore assets have material value at the present time, the Company developed an understanding that the market for “green” commodities may evolve to include certain types of iron ore deposits which could result in an increase in value of the LabMag and KeMag iron ore assets. In particular, the LabMag and KeMag iron ore assets are “taconite” iron ore assets. The processing of taconite iron ore involves the production of iron ore pellets which can be optimal feedstock for electric arc furnaces. Electric arc furnaces can produce steel with lower carbon dioxide emissions than conventional blast furnace steel production, hence the potential to characterize taconite iron ore assets as a green commodity.

At this juncture the Company intends to maintain certain LabMag and KeMag properties in good standing and continue to assess developments in the taconite iron ore market. The Company may entertain offers from third parties to dispose of or entered into a joint venture relating to these iron ore assets. The ability of the Company to monetize the iron ore assets on terms which are economic or at all is virtually entirely dependent on (i) iron ore commodity prices in general, and (ii) demand for taconite iron ore as a green commodity for use in lower carbon dioxide electric arc furnace steel production. Large scale demand does not exist for iron ore green commodities at the present time, and it is not possible to determine the outcome or value which could result from any monetization of the LabMag and KeMag iron ore assets. In addition, the processing of taconite iron ore involves various types of processing and feedstock metallurgical characteristics which are not entirely certain at this time.

As a result, it cannot be assured that production of the LabMag and KeMag iron ore assets can be achieved on a commercial basis or at all.

Subsequent to the successful completion of the reverse take-over transaction with New Millennium, on December 17th, 2020, Abaxx announced the listing of Abaxx on Canada’s NEO Stock Exchange listing under the symbol ABXX, also accessible to American resident investors over the counter (“OTC”) as ABXXF, with applications filed to begin trading in the United States (“US”) under a more formal OTCQX listing sponsored by a US based financial institution. The Company has started a review of additional senior stock exchange listings to provide increased access to global investors as the Company prepares to launch the AEX.

Abaxx Exchange is awaiting regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). On September 7, 2020, Abaxx received Approval in Principle of its RMO application, subject to various terms and conditions. The Company is in frequent contact with the MAS and is working toward the completion of the Approval in Principle process for an ACH licence in the near term, with the commencement of the commercial launch phase thereafter. Planning meetings are ongoing with participants and members ahead of the launch.

Fortuitously, our approach of product and technology design driven by close collaboration with market participants over the past financial year is proving successful in that the solutions Abaxx have in testing, have the potential to resolve many of the problems in the global economy today. Abaxx is strategically positioning for the future of clean energy security, and in support of the energy transition by implementing our plan enabling the organization and standardization of the terms of trade and for market participants to trade commodities based on their ESG-attributes. This is a foundational principle of developing what Abaxx refer to as Smarter Markets, which encompasses three primary components including commodity contract design; technology innovation; and environmental, social and governance (ESG) considerations.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

The Abaxx command console suite of software applications is commencing alpha testing and pilot projects are in formulation including but not limited to implementing Measurement, Verification and Reporting (MVR) activities related to ESG externality pricing considerations in the exchange business. In accordance with the Abaxx vision and the second stage of the business plan, these tools are designed and will be commercialized broadly for use in multiple commerce and marketplace segments that will benefit from increased data privacy, security, digital identity, multi- party signature, document management and custody.

We are preparing to launch the first commercial phase for Abaxx, where continuous improvements in software technology and better coordination and transparency of market activities can enable participants to advance the needs of both commodity markets specifically and society as a whole. Fundamentally, the vision that Abaxx has heavily invested in over the past quarters is well-timed and well-aligned with the accelerating economic priorities of the global energy transition, in addition to capital market demands for increased transparency around environmental, social, and governance (“ESG”) risks and opportunities.

Key Events of 2022 and 2023

Abaxx led the formation of a new venture, Base Carbon Corp. (“Base Carbon”). Base (for the Benefit of Air, Sea, Earth) Carbon is an independent company with its own balance sheet, and it has successfully executed several fundraising rounds. The Base Carbon platform is being assembled with experienced management, existing revenue streams, and a pipeline of future business.

Base Carbon will be a globally diversified asset development firm in the business of sourcing, financing, developing, and trading carbon credits. Base Carbon’s mandate is to be the preferred carbon project partner for financing, streaming, technology, and access to markets. Base Carbon is an early-stage business with revenue streams that are still being developed.

Abaxx Technology Crop. was a founding shareholder of Base Carbon and at March 31, 2023, held approximately 15.7% of shares outstanding that was acquired for $2.5 million. The Company reports its investment in Base Carbon under the equity method of accounting, due to the Company’s significant influence.

Base Carbon successful executed several key steps in its strategic plan and these included:

On December 7, 2021, Base Carbon completed a syndicated brokered private placement of 44,999,800 common shares for gross proceeds of $49,999,800.

On February 23, 2022, Base Carbon completed a reverse take-over transaction (“RTO”) pursuant to the terms and conditions of an RTO agreement.

On March 3, 2022, Base Carbon made its public market debut by listing and trading under the symbol "BCBN" on the NEO Exchange. The NEO Exchange is a Tier 1 stock exchange in Canada, and has been operational since June 2015. Base Carbon filed a listing statement in accordance with the policies of the NEO Exchange.

The Company has a royalty agreement with Base Carbon that would pay Abaxx a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150 million to Abaxx.

On March 3, 2022, the Company distributed 5,091,827 common shares (the “Base Carbon Shares”) of Base Carbon Corp. (“Base Carbon”) from its holdings to shareholders of Abaxx as a return of capital (the “Return of Capital”). The Return of Capital was completed in connection with a capital reorganization and the then anticipated completion of Base Carbon’s reverse takeover transaction and listing on the Neo Exchange Inc. The distribution of the Base Carbon Shares was paid to Abaxx shareholders of record at the close of business on March 1, 2022 (the “Record Date”). The Base Carbon Shares were distributed on a pro rata basis. No fractional shares or cash in lieu thereof (or any other form of payment) were payable in connection with the Return of Capital. Any fractional interests in Base Carbon Shares were rounded down to the nearest whole number of shares. Based upon the number of common shares of Abaxx outstanding, and ignoring the effect of rounding for fractional interests, one (1) Base Carbon Share paid for every fourteen (14) Abaxx common shares held on the Record Date (approximately 0.0714 Base Carbon Shares per Abaxx common share).

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

On August 15, 2022, Abaxx updated the progress of the Company’s business plans and milestones for the remainder of 2022. The Company commenced commercial onboarding with core group of Futures Commission Merchant launch partners, Clearing Member Banks. It is finalizing additional commodity contracts for submission to the Monetary Authority of Singapore. The Exchange partners are actively engaged in identifying target launch date, The Company will promote the Abaxx Exchange and Clearing House launch during fall energy-industry commercial events. We will be evaluating the potential eligibility requirements for a US based exchange listing subject to regulatory and all other approvals. The SmarterMarkets™ Podcast concluded its “Summer Playlist” series with high profile industry guests, and will begin its review of commodities market dislocations series: “When Markets Break”.

September 24, 2022, Abaxx announced that SmarterMarkets™, its weekly podcast focused on redesigning markets and technology to better serve society, has surpassed 1 million downloads. For SmarterMarkets, 72% of its podcast listeners are director level or above at their organization and 55% of listeners work in the Energy, Financial Services and Technology sectors. The podcast is a forum for professionals who believe in the critical role of markets in society and the global economy. As Abaxx is in the business of developing infrastructure and tools for risk management supporting the energy transition, the media platform is instrumental in revealing problems and challenges faced by market participants. SmarterMarkets™ views the world as a network of three interconnected systems: Commodities + Energy Resources, Technology, and Social Systems including climate.

On October 18, 2022, Abaxx Exchange Pte. Ltd. submitted an initial Notification of Impending Listing of Futures Contracts to the Monetary Authority of Singapore. The futures contract is designed to address the price discovery and risk management needs of emission market participants active in the emerging Voluntary Carbon Market (VCM). The Notice is required for all new products to be listed at launch and subsequently. Concurrently, the Abaxx LNG physically settled futures contract portfolio, including a European delivery contract, is it its final iteration follow cycles of deep market consultation. This is a fundamentally differentiated approach using physically delivered contracts as opposed to those based on cash settled indices. These LNG futures contracts are independent of, and complimentary to, the platform functionality enabling the bundling of carbon offset credits to LNG cargoes.

On February 22, 2023, Abaxx announced a Special Meeting of Shareholders for April 14th, 2023, in preparation for a secondary US listing application for the common shares of the Company, subject to regulatory approvals and the satisfaction of applicable listing requirements. The Company is progressing in several aspects of preparation for a secondary listing application of Company shares on a US stock exchange, including DTC eligibility, US supplementary regulatory filings, preparing a potential change of Transfer Agent, and calling for a Meeting of Shareholders to vote on a three-for-one share Consolidation to meet a minimum U.S. Dollar share price listing threshold. The Company proposes a Consolidation of its outstanding common share capital on the basis of one (1) post-Consolidation share for every three (3) pre-Consolidation shares. The Company’s shareholders voted to approve all resolutions proposed at the Special Meeting of Shareholders.

On February 22, 2023, the Company provided an update on the progress with Abaxx Exchange and Clearing. It was noted that in January and February 2023, Abaxx Exchange and Abaxx Clearing exhibited their trading and clearing platform functionalities to regulators. In recent weeks, both subsidiaries advanced their initial rounds of enterprise hardening (preparing software for final user acceptance testing and participant use) and are progressing ongoing reviews across risk processes and technology systems to meet regulatory requirements. As we complete our internal readiness plan, we continue to work with our core Clearing Members, regulators, and key software solution providers to ensure a successful launch. Abaxx held launch-preparation workshops with general Clearing Members in March 2023. The launch version of our platform is designed to accelerate our path to go-live by including those features necessary to begin trading futures, with additional features scoped as updates to follow launch. At launch, participants operating through approved Abaxx Clearing Members will have access to:

Abaxx Exchange: A trading platform for cleared derivatives contracts across the commodity spectrum with a focus on markets critical to the energy transition (LNG, carbon emission offsets and battery metals). Market access for order and trade entry through dynamic and secure APIs will allow market participants to submit block trades through our proprietary GUI and orders to our central limit order book through widely used third-party ISVs.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Abaxx Clearing: A clearing, settlement, risk management, and post-trade services solution that offers clearing firms all the required tools to clear physically settled futures with capabilities to automate processes. The solution is scalable, offering faster time-to-market for new, more specialized products that address the emerging needs of market participants as they develop.

Abaxx Infrastructure: A cloud-native architecture supporting scalable, high-availability microservices through a globally available mesh network with geographically distributed endpoints, designed to reduce latency and ensure equitable access to the platform.

Abaxx Verifier and ID++: Verifier is Abaxx Technologies’ proprietary identity and access management app and credential wallet that enables password less authentication via biometrics or self-created secret PIN. Member Firms will have the option to use next generation digital identities supported by ID++ or their existing compatible digital identity provider to issue verifiable credentials to users, creating a secure, flexible mechanism for user access that bridges the present and future of digital identity and data access.

After launch, we plan to introduce capabilities around Exchange for Related Positions and bilateral trade, including integrations with our suite of console apps and an expanded role for ID++. With our unique approach to digital identity, credentials, and signatures through ID++, we are building the foundation to scale analytics and data offerings that leverage the competitive asymmetry of the Abaxx Exchange ecosystem.

On April 26, 2023, the Company announced it established an ATM Program which will allow the Company to issue, at its discretion, common shares (the “Common Shares”) of the Company having an aggregate offering price of up to $30,000,000 to the public from time to time through the Agent.

Distributions of Common Shares pursuant to the ATM Program, if any, will be made in accordance with the terms of an equity distribution agreement dated April 26, 2023 (the “Equity Distribution Agreement”) entered into by the Company and the Agent. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and December 4, 2023, unless terminated earlier in accordance with the terms of the Equity Distribution Agreement. Common Shares issued under the ATM Program will be issued from treasury and distributed directly on the NEO Exchange (the “NEO”), or such other recognized marketplaces to the extent permitted, at prevailing market prices at the time of sale, all in accordance with the terms of the Equity Distribution Agreement.

The Company intends to use the net proceeds from the ATM Program for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time and to complete future acquisitions or for other corporate purposes.

Sales of Common Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, as sales made directly on the NEO or any other recognized Canada “marketplace” within the meaning of National Instrument 21-101 – Marketplace Operation. Since the Common Shares distributed pursuant to the ATM Program, if any, will be distributed to the public at prevailing market prices at the time of sale, prices may vary among purchasers and during the period of distribution. In connection with the ATM Program, the Company has filed a prospectus supplement dated April 26, 2023 (the “Prospectus Supplement”) to its base shelf prospectus dated November 4, 2021 (the “Shelf Prospectus”). Further details of the ATM Program are set out in the Prospectus Supplement. The Prospectus Supplement, Shelf Prospectus and Equity Distribution Agreement are each available under the Company’s issuer profile on SEDAR at www.sedar.com.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Overall Performance

The Company has not yet realized profitable operations as revenue streams are still being developed with an expectation of revenue within the next twelve months. During the quarter ended March 31, 2023, the Company was able to continue its development activities as it moves forward to a launch of its exchange and clearing house operations. The Company has cash and cash equivalents and short-term investments of $5.8 million as compared to December 31, 2022, when it had $9.6 million.

To improve its overall cash position, on April 26, 2023, the Company has established an at-the- market equity program (the “ATM Program”) that allows the Company to issue, at its discretion, common shares having an aggregate offering price of up to $30 million to the public.

The Company’s loss for the three months ended March 31, 2023 (“Q1 2023”) was $6.6 million (March 31, 2022 (‘Q1 2022”) $0.7 million loss) and expects to incur further losses in the development of its business. See below for more details on the Company’s performance.

Summary of Quarterly Results

IFRS Consolidated Income Statement Select Data	FY 2023	FY 2022			FY 2021
(Expressed in $000s) except EPS	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	-	-	-	-	-	-	-	-
Total Expenses	(6,430)	(6,243)	(4,878)	(4,496)	(4,316)	(3,200)	(4,261)	(3,775)
Net Loss Before Tax	(6,567)	(5,296)	(5,861)	(6,443)	(686)	(3,671)	(4,347)	(3,291)
Basic and Diluted Loss per Share	(0.08)	(0.06)	(0.08)	(0.09)	(0.01)	(0.05)	(0.06)	(0.04)

For the three months ended March 31, 2023, compared to the three months ended March 31, 2022, the Company had an increase in operating expenses of $2.1 million or 49%. This increase was mainly due to development costs increasing by $1.1 million, salaries and wages increasing by $1.4 million, travel, and general & administration and professional fees increasing by $0.4 million and offset by a $0.4 million reduction in stock-based compensation. These operating expenses were for ongoing start up work in both the Singapore and Canada entities to meet the Company’s timelines for its various projects.

a.	Revenue

The Company did not generate any revenue during the quarter end March 31, 2023, or in the prior three months quarter ended March 31, 2022, as revenue streams are still being developed with AEX system launch and regulatory approvals pending.

b.	Net Loss Before Tax

For the quarter ended March 31, 2023, the Company recorded net loss before tax of $6.6 million (March 31, 2022, $0.7 million loss), 818% increase. Abaxx is a developing technology company and did not generate any revenues during either reported period. The loss was due primarily to its spending on development expenses of $2.6 million (March 31, 2022, $1.5 million), salaries and wages of $1.9 million (March 31, 2022, $0.5 million) professional fees of $0.4 million (March 31, 2022, $0.5 million), travel marketing & promotion $0.2 million (March 31, 2022, $0.4 million) and $0.7 million on general & administration (March 31, 2022, $0.4 million).

The Company also incurred non-cash stock-based compensation expense of $0.6 million (March 31, 2022, $1 million), unrealized gain on fair value of short-term investments (mainly investments in gold) $0.3 million (March 31, 2022, $37 thousand loss).

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

c.	Basic and Diluted Loss per Share

For the quarter ended March 31, 2023, the Company recorded basic and diluted loss per share of $0.08 (March 31, 2022, $0.01 loss per share).

Results of Operations

Basis of Presentation

The following are the consolidated results from operations, for the quarter ended March 31, 2023, with comparison to the same period in 2022.

Consolidated Financial Results

(expressed in $000s)	Q1 2023	Q1 2022	$ Change	% Change
Revenue	-	-	-	0%
Operating Expenses
Research and development	2,626	1,500	1,126	75%
Salaries and wages	1,864	504	1,360	270%
Professional fees	359	531	(172)	(32%)
Travel, marketing and promotion	232	384	(152)	(40%)
General and administrative	720	367	353	96%
Share-based compensation	630	1,031	(401)	(39%)
Total operating expenses	6,430	4,316	2,114	49%
Operating loss for the period	(6,430)	(4,316)	(2,114)	49%
Foreign exchange (loss) gain	(245)	115	(360)	(313%)
Gain (loss) on fair value of short term investments	303	(37)	340	(911%)
Other income	76	67	8	12%
Loss on investment under equity method	-	(287)	287	(100%)
(Loss) gain on investments at fair value	(271)	101	(372)	(369%)
Fair value gain on distributed assets	-	3,672	(3,672)	(100%)
Net loss for the period	(6,567)	(686)	(5,882)	858%

Development

The Company increased its spending level on development activities quarter over quarter (Q1 2023 over Q1 2022) by $1.1 million or 75%. The Company has focused its development resources on building out a world class trading platform and clearing house operations. Furthermore, in Q1 2023, the Company continue to work with its technical partners to provide specific development work geared towards launch of the AEX trading platform. Abaxx has made these development investments, with respect to AEX:

●	Building the Exchange: AEX has licensed the necessary software systems to facilitate global order books and market matching and has developed the necessary rulebooks and compliance procedures to operate the exchange.

●	Building the Clearinghouse: Modern clearinghouses also facilitate these transactions and risk calculations via robust software systems. AEX has licensed the necessary software systems to facilitate global order clearing and risk monitoring, and has developed the necessary rulebooks and compliance procedures, and risks analysis monitoring systems to operate the exchange.

Salaries and wages

Abaxx is still building its core team of operators, managers, and support staff. During Q1 2023, staff costs increased by 270% or $1.4 million, when compared to Q1 2022. This increase is a result of management’s continued effort to align with the right vocational skill set to grow with the Company, specially in the Asia Pacific region where 16 additional staff were hired when compared to Q1 2022. During the three months ended March 31, 2023, the Company has accrued $0.4 million as part of the incentive package to employees for the forthcoming launch of its exchange and clearing house. The Company expects salaries and wages will continue to increase in the coming quarters as management aim to hire more skilled staff as we move closer to an operational launch of the Exchange.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Professional fees

For Q1 2023, professional fees decreased by $0.2 million or 32% when compared to Q1 2022. The Company incurred fees for accounting, audit, professional advisors, legal and patent work. These professional fees incurred were towards intellectual property requirements, on-going legal commitments, the Company’s launch of the Exchange, and building a proper functioning corporate infrastructure.

Travel, marketing, and promotion

Travel, marketing, and promotion decreased by 40% or $0.2 million quarter over quarter. The major expenditures continue to relate to the development of our corporate brands, investment in marketing the brand, building out investor relations protocols and podcasts including SmarterMarkets. The Company continue to bring awareness to its brands and educate the public about major industry activities. Here is a link to our SmarterMarkets webpage for more information: https://smartermarkets.media/

General and administrative

During the quarter ended March 31, 2023, the Company spending on general and administrative expense increased by $0.4 million or 96%. These mainly related to directors and officers’ insurance, public company fees, key software subscriptions (such as AWS, Microsoft, and Bloomberg), office spaces, internet services, postage, courier, delivery, communications, and office equipment. The Company’s subsidiaries in Singapore incurred non-recoverable value added tax charges on transactions between fellow subsidiaries.

Share-based compensation

Share-based compensation expense for Q1 2023 was $0.6 million as compared to Q1 2022 at $1 million and this represents a $0.4 million or 39% reduction. The decrease QoQ was due to higher grants of stock options and RSUs in Q1 2022 and to board approved cashless exercises in Q1 2022 to employees, directors, contractors, and consultants. The Company’s stock options and RSU plans are intended to provide an incentive mechanism to foster the interest of personnel in the long-term success of the Company and will continue to issue these going forward.

Gain on fair value of short-term investments

During Q1 2023, the Company recognized a $0.3 million gain (March 31, 2022, $37 thousand loss) on change in fair market value of its gold investments, in its condensed interim consolidated statement of operations and comprehensive loss. This was calculated based on the market price of gold as published on the London Bullion Market Association’s website.

Loss on investment at fair value

During Q1 2023, the Company recognized a $0.3 million loss (March 31, 2022, $0.1 million gain) on change in fair market value of its investments at fair value, in its condensed interim consolidated statement of operations and comprehensive loss. The Company used a third-party valuator to determine the fair market value and the measurement basis for the investment at fair value was the projected revenue and revenue multiplier as at March 31, 2023.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Liquidity and Financial Position

Capital Resources

A key element of the Company’s financing strategy is to fund its operations primarily through the issuance of equity instruments. Accordingly, the Company has historically carried manageable amounts of long-term debt.

The Company may enter into credit facilities or other financing arrangements in future periods to capitalize on market opportunities.

The following table summarizes capital resources and cash as of March 31, 2023, and December 31, 2022:

(expressed in $000s)	March 31, 2023	December 31, 2022	$ Change	% Change
Cash and cash equivalents	5,349	4,581	768	17%
Short term investments	518	5,025	(4,507)	(90%)
Other receivables	402	439	(37)	(8%)
Prepaid and other assets	406	534	(128)	(24%)
Convertible note receivables	1,290	1,290	-	0%
Accounts payable and accrued liabilities	(4,853)	(3,201)	(1,652)	(52%)
Net Working Capital	3,113	8,667	(5,555)	(64%)
Investments at fair value	1,864	2,135	(271)	(13%)
Tangible Capital	4,976	10,802	(5,826)	(54%)

At March 31, 2023, the Company had $5.9 million in cash and cash equivalents and short-term investments, a decrease of $3.8 million or 39% over December 31, 2022. The net working capital on March 31, 2023, was $3.1 million which was a decrease of $5.6 million or 64% over December 31, 2022. Tangible Capital on March 31, 2023, was $5 million, as compared to $10.8 million on December 31, 2022, this was a decrease of $5.6 million or 54%. The Company owned 19 million shares in Base Carbon (NEO: BCBN) with a market value of $8.3 million on March 31, 2023. The investment in Base Carbon is not recognized on the balance sheet of the Company at fair value, as due to the IFRS reporting requirements for investment in an associate entity must be accounted for under the equity method.

For the three months ended March 31, 2023, the Company had decreases in net working capital, and tangible capital that can be attributed to the Company’s continued investment in establishing its operations with $4.1 million, cost incurred on operating activities.

The Company continue to maintain a stable liquidity position for the quarter ended March 31, 2023, with $9.7 million in cash and cash equivalents and short-term investments and net working capital of $8.7 million.

As of March 31, 2023, the Company had working capital of $3.1 million (December 31, 2022 – $8.7 million) and an accumulated deficit of $63.1 million (December 31, 2022 - $57 million). During the three months ended March 31, 2023, the Company continued to build infrastructure toward the launch of its exchange and clearing house businesses, and as such used cash in operating activities of $4.1 million (December 31, 2022 - $15.3 million) resulting primarily from the loss from operations $6.6 million (December 31, 2022 - $18.3 million) offset by items not affecting cash such as loss on investment in associate and share-based compensation. The Company has insufficient cash on hand to fund its planned operations for the next twelve months. The Company’s ability to continue as a going concern is dependent upon its ability to generate sufficient revenues and positive cash flows from its operating activities and/or obtain sufficient funding to meet its obligations.

The Company will need to obtain further funding in the form of asset sales, issuance of debt, equity or a combination thereof to continue operations for the foreseeable future. There can be no assurance that additional funding will be available to the Company, or, if available, that this funding will be on acceptable terms. If positive operating cash flows are not achieved, or adequate funding is not available, the Company may be required to delay or reduce the scope of any or all of its operations. These conditions indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

These Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to generate sufficient cash flow from operating and/or financing activities, the carrying value of the Company’s assets could be subject to material adjustments and other adjustments may be necessary to these Consolidated Financial Statements should such events impair the Company’s ability to continue as a going concern.

Cash Flow Summary

(expressed in $000s)	Q1 2023	Q1 2022	$ Change	% Change
Net cash provided by (used in) Operating activities	(4,148)	(2,916)	(1,232)	(42%)
Investing activities	4,804	(3,859)	8,663	225%
Financing activities	121	1,101	(980)	0%
Increase (decrease) in cash and cash equivalents	778	(5,673)	6,451	114%

Operating Activities

For Q1 2023, the Company used $4.1 million in cash for operating activities, an increase of $1.2 million or 42% when compared to Q1 2022. This was due to a net loss of $6.3 million adjusted for share-based compensation of $0.6 million, foreign exchange loss of $0.2 million, change in fair value of short-term investments of $0.3 million, change in accounts payable of $0.3 million and loan from a shareholder $1.1 million. The Company continues to invest and build its operational capabilities during the quarter ended March 31, 2023.

Investing Activities

During the three months ended March 31, 2023, the Company sold previously held gold investments and received proceeds of $4.8 million (March 31, 2022, $0.5 million). This cash from the sale of short-term investments was used to fund operating activities for Q1 2023.

Financing Activities

During the three months ended March 31, 2023, the Company received $0.1 million in proceeds from the exercise of stock options. This cash from the exercise of stock options was used to fund operating activities for Q1 2023.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Commitments and Contractual Obligations

Royalty Payments

During the quarter ended December 31, 2019, the Company entered into a Royalty Agreement (“Royalty”) with its subsidiary Abaxx Singapore. The Royalty payment contains the following terms:

●	Abaxx Singapore will accrue and pay a royalty equal to 2% of gross revenue to the Company, payable quarterly as of April 1, 2019, continuing in perpetuity until the obligation is relinquished by the Company.

●	The amounts payable become due to the Company after Abaxx Singapore generates positive earnings before income tax and depreciation of USD$25,000,000 in a calendar quarter.

●	There is no interest accrued on royalty payments accrued and not yet paid.

As of March 31, 2023, Abaxx Singapore has not achieved any revenue and as such no amounts have been accrued in the consolidated financial statements.

In addition, the Royalty permits the Company to purchase an increase in the royalty payments by 1% for USD$10,000,000 by February 1, 2024.

As of March 31, 2023, the Company has not made any payments to Abaxx Singapore to increase the royalty earnings percentage.

The Company has a royalty agreement with Base Carbon that would pay Abaxx a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 to Abaxx.

Transfer of Intellectual Property and License Agreement

The Company has developed proprietary digital technology and intellectual property for application to exchange trading and clearing for commodities and financial products including liquid natural gas as well as other tradable commodities and applications. (“Exchange Technology”).

During the quarter ended December 31, 2019, the Company entered into a Master Licensing Agreement (“MLA”) with its majority owned affiliate Abaxx Singapore. As a result of this agreement, the Company was assigned exclusive title rights of use as well as the sub-license rights to the Exchange Technology by way of a master license agreement.

The Company maintains ownership of the intellectual property licensing in the MLA.

Abaxx Singapore has agreed to pay the Company earnings if in the future it sub-licenses the Exchange Technology, in which case as a result of the MLA royalty fees would be as follows:

●	An amount equal to 20% of revenues on the first USD$2,000,000

●	An amount equal to 10% of revenues on the next USD$3,000,000

●	An amount equal to 5% of revenue on any excess revenue

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Payments from Abaxx Singapore under these agreements are due monthly to the Company. As of March 31, 2023, no amounts have been accrued by Abaxx Singapore and no amounts have been recorded as receivable by the Company under either a royalty agreement or the MLA.

The Company has not recorded the benefits under either of these agreements as an asset due to the intellectual property being still under development, no revenues have been generated and commercial viability of the Exchange Technology has not yet been determined.

As of the quarter ended March 31, 2023, this agreement does not have any impact on the consolidated financial statements of the Company.

Contingency

The Company is a party to the claims & litigation arising in the normal course of business. Due to the inherent uncertainties of litigation and/or the early stage of certain proceedings, the final outcomes of all ongoing litigation and claims cannot be predicted with certainty and the amount of any potential losses cannot be estimated reliably. The resolution of any future matters could materially affect the Company's financial position, results of operations or cash flows.

As part of the December 14, 2020, reverse takeover with New Millennium Iron Corp., the Company took on a legacy legal claim and this is a lawsuit filed by a former NML consultant in the amount of $1,500,000. The Company believes that the consultant was appropriately compensated and is contesting this claim.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of this action will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Company. However, because of the factors listed above, as well as other uncertainties inherent in litigation, there is a possibility that the ultimate resolution of the legal action may be material to the Company’s consolidated results of operations for any reporting period.

Off-Balance Sheet Arrangements

There are currently no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of Abaxx.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. The estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Share based payments

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as share based compensation in the statement of loss and comprehensive loss, based on estimates of forfeiture and expected lives of the underlying stock options.

Warrants

Management is required to make certain estimates on all inputs in the Black Scholes option pricing model, when determining the fair value of warrants included in unit financings.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Going concern assumption

The condensed interim Consolidated Financial Statements have been prepared on a going concern basis which presumes that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of its operations.

As of March 31, 2023, the Company had working capital of $3,112,536 (December 31, 2022 – $8,667,3687) and an accumulated deficit of $63,100,357 (December 31, 2022 - $56,978,202). During the period ended March 31, 2023, the Company continued to build infrastructure toward the launch of its exchange and clearing house businesses, and as such used cash in operating activities of $4,147,648 (December 31, 2022 - $15,300,725) resulting primarily from the loss from operations $6,567,403 (December 31, 2022 - $18,362,119) offset by items not affecting cash such as loss on investment in associate and share-based compensation. The Company has insufficient cash on hand to fund its planned operations for the next twelve months. The Company’s ability to continue as a going concern is dependent upon its ability to generate sufficient revenues and positive cash flows from its operating activities and/or obtain sufficient funding to meet its obligations.

The Company will need to obtain further funding in the form of asset sales, issuance of debt, equity or a combination thereof to continue operations for the foreseeable future. There can be no assurance that additional funding will be available to the Company, or, if available, that this funding will be on acceptable terms. If positive operating cash flows are not achieved, or adequate funding is not available, the Company may be required to delay or reduce the scope of any or all of its operations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

These condensed interim Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to generate sufficient cash flow from operating and/or financing activities, the carrying value of the Company’s assets could be subject to material adjustments and other adjustments may be necessary to these condensed interim Consolidated Financial Statements should such events impair the Company’s ability to continue as a going concern.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Consolidation

Judgment is applied in assessing whether the Company exercises control and/or has significant influence over the entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure to rights or variable returns and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operational decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control, or significant influence was obtained. Investment in associate

The values relating to investment in associate involve significant estimates and assumptions, including future cash flows and discount rates. It is tested for impairment annually or more frequently if the circumstances or assumptions change significantly.

Political and Economic Risk

In general, a deterioration may occur in the political or economic situation as related to the Company as a result of the Russian invasion of the Ukraine, or an act of war or hostilities, invasion, armed conflict or act of a foreign enemy, revolution, insurrection, insurgency occurs resulting in a material adverse result directly or indirectly effecting the company. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Capital risk management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

●	to maximize shareholders, return through enhancing the share value.

The Company monitors its capital structure and adjusts according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.

The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, reserves, non controlling interest, cumulative other comprehensive loss, and deficit, which totaled

$4,976,482 as of March 31, 2023, (December 31, 2022, $10,802,283).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. There were no changes in the Company’s approach to capital risk management during the three months ended March 31, 2023, and the Company is not subject to any externally imposed capital requirements.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Related Party Transactions

The Company considers key management to be officers and directors. During the period ended March 31, 2023, $89,150 (March 31, 2022, $84,200) of fees were incurred from key management and companies controlled by or related to key management.

Key management and directors received $138,036 and $125,858 respectively in share-based compensation during the period ended March 31, 2023 (March 31, 2022, $79,800 and $58,129 respectively).

During the period ended March 31, 2023, the Company received $1,102,939 (March 31, 2022, Nil) of advance from a shareholder. The loan bears interest at 7% per annum and has accrued $5,990 interest during the period ended March 31, 2023, (March 31, 2022, Nil). The loan is unsecured and repayable by December 31, 2023. Subsequent to the quarter end, the Company has repaid $190,249 of the loan to the shareholder. Subsequent to the period ended March 31, 2023, the Company received an unsecured loan from Base Carbon Corp., for $750,000 and this loan is repayable by October 15, 2023, and it bears interest at 9% per annum.

Outstanding Share Capital Data

As of the date of this MD&A (May 15, 2023), the Company had 73,530,685 common shares issued and outstanding, 5,516,556 options outstanding, each option exercisable for the purchase of one common share, 974,856 RSU’s, each exercisable for one common share and nil warrants outstanding. The 3,253,293 warrants expired on May 14, 2023.

Risks and Uncertainties

Due to the nature of Company’s business and its present stage of development, prospective investors in the Company’s securities should carefully consider the specific and general risks involved in an investment in the securities of the Company. Risk factors that could materially affect the Company’s business, results of operations, prospects and financial condition include:

Nature of Business; Limited Operating History and Financial Resources; Dividends Reporting Issuer Risk; Limited Assets; Limited Market for Securities; Risks related to insurance of Abaxx’s operations; Additional Financing Requirements; Exposure and Sensitivity to Macro- Economic Conditions; Risks related to regulation by governmental authorities; insurrection and war; anthropogenic and carbon market related risk, Operations in Foreign Jurisdictions; COVID- 19 Global Pandemic; Protection of Abaxx Tech Software and IP Portfolio; Global Financing Conditions; Acquisition Risk; Risks related to volatility of share price, absence of dividends and fluctuation of operating results; Competition; Growth Risk; Risks related to conflicts of interest; Political Regulatory Risks; Currency Risk; Contractual Risk; Profitability Risks related to value of securities; Tax Amendment Risk; Litigation Risks; Going Concern Risk Economic environment and global economic risk; Market for Securities; Third Party Risk Clearinghouse Risk; Inadequacy of Risk Management Procedures; Malicious Actor Risk; Third-party Software License Risk; Competitive Risks for Abaxx Tech; Competitive Risks for AEX System Failure Risk; Security Threats; Limited Management Experience; Reliance on Management and Key Personnel; Software Development Risk; Undetected Error Risk; Risk of Technological Change; Dependence of Technical Infrastructure; Use and Storage of Personal Information and Compliance with Privacy Laws; Slow Acceptance of Products; Going Concern Risk;

Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and operating results, and as a result could materially impact its business, prospects and financial condition. Please refer to those risks discussed in the materials that management from time to time file with, or furnish to, the Canadian securities regulatory authorities, including the section entitled "Risks and Uncertainties" in the Company’s most recently filed annual information form, available on SEDAR at www.sedar.com.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the three months ended March 31, 2023

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of March 31, 2023, the Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the Canadian securities regulatory authorities, and have concluded that the Company’s disclosure controls and procedures are effective.

Internal control over financial reporting (ICFR)

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected. Our management under the supervision of our CEO and CFO has evaluated the design of our ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at March 31, 2023, management assessed the design of our ICFR and concluded that our ICFR is appropriately designed and there are no material weaknesses that have been identified.

Changes in internal control over financial reporting There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the period ended March 31, 2023.

Additional Information

Additional information relating to the Company, including the Company’s annual information form, can be found on SEDAR at www.sedar.com.